FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004 Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant’ securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not applicable

Incorporation by Reference

This Form 6-K is deemed incorporated by reference to the registrant’s registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: August 5, 2004.	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

ASE TEST LIMITED		August 4, 2004

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel. +886-2-8780-5489	email :	freddie_liu@aseglobal.com
US Contact: Clare Lin
US Tel. +1-408-986-6524	email :	clare_lin@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited Second Quarter Results for
the Period Ended June 30, 2004

Result Highlights:

  2Q04 net revenues of $179.9 million, up 96% from year-ago period and 38% from previous quarter.

  2Q04 gross margin of 18.9%, up from 15.9% in year-ago period and 18.4% in previous quarter.

  EPS $0.29 per share, up from $0.08 per share in previous quarter.

Taipei, Taiwan, August 4, 2004 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101), the world’s largest independent provider of semiconductor testing services, today announced its second quarter diluted earnings of $0.29 per share under generally accepted accounting principles in the United States (US GAAP), compared with a diluted net loss of $0.01 per share in the year ago period and diluted earnings of $0.08 per share in the first quarter of 2004 (1Q04). Under generally accepted accounting principles in the Republic of China (ROC GAAP), ASE Test Limited reported second quarter diluted earnings of $0.24 per share, up from a diluted net loss of $0.03 per share in the year ago period (2Q03) and diluted earnings of $0.09 per share in the first quarter of 2004. The Company’s second quarter net income amounted to $29.5 million under US GAAP and $24.4 million under ROC GAAP.

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on ROC GAAP and denominated in US dollars.)

RESULTS OF OPERATIONS

Revenues

Net revenues for the quarter totaled a record $179.9 million, up 96% from the year-ago period and up 38% from 1Q04. As a percentage of the company’s net revenues, testing revenues accounted for 50%, module assembly revenues accounted for 38%, and IC packaging revenues accounted for 12% during the quarter. In the previous quarter, revenue contribution from testing, module assembly and IC packaging operations was 57%, 24% and 19%, respectively.

The Company’s top customers in 2Q04 included (in alphabetical order) Agilent Technologies, Altera, ATI Technologies, Atmel, Infineon Technologies, Lattice Semiconductor, LSI Logic, Philips, Qualcomm and VIA Technologies. Revenues from the Company’s top five customers accounted for 55% of total revenues in 2Q04, and one customer accounted for over 10%. The Company estimates that revenues from integrated device manufacturers (IDMs) represented 62% of total revenues, up from 57% in 1Q04.

The following is the Company’s estimated end-market composition of revenues.

	2Q04	1Q04	2Q03
Communications	63%	54%	43%
Computers	16%	22%	26%
Consumer	14%	17%	24%
Industrial	3%	3%	4%
Other	4%	4%	3%

Expenses

Cost of revenues (COR) in 2Q04 totaled $145.9 million, up 89% from 2Q03 and up 37% from 1Q04. Depreciation and amortization expenses of $38.5 million represented 21% of revenues in 2Q04, compared with 34% of revenues in 2Q03 and 28% in 1Q04.

Gross margin for the quarter was 18.9%, up from 15.9% in the year-ago quarter and up from 18.4% in 1Q04. The gross margin for the testing operations was 29.6%, compared with 20.4% in 2Q03 and 25.3% in 1Q04. The gross margin for the module assembly operations increased slightly to 12.2% in 2Q04 from 11.9% in 1Q04. The gross margin for the IC packaging operations, was negative 3.7% in 2Q04, compared with 4.5% in 2Q03 and 5.7% in 1Q04.

Operating expenses (R&D and SG&A expenses) in 2Q04 increased 34% from the year-ago period and increased 14% from 1Q04. As a percentage of total revenues, operating expenses represented 12% of total revenues in 2Q04, down from 18% in the year-ago quarter and 15% in the previous quarter. Operating margin for the quarter was 6.9%, up from negative 1.6% in 2Q03 and 3.9 % in 1Q04.

Net non-operating income totaled $2.9 million in 2Q04, compared with non-operating expenses of $3.5 million in 2Q03 and non-operating income of $2.1 million in 1Q04. Net interest expense totaled $1.2 million in 2Q04, down from $3.9 million in 2Q03 and from $1.3 million in 1Q04. Investment income attributed to the Company’s equity ownership in affiliated companies totaled $3.6 million in 2Q04, compared with investment income of $0.1 million in 2Q03 and $2.7 million in 1Q04.

Company-wide headcount at the end of 2Q04 totaled approximately 10,500, up from 9,000 employees at the end of 1Q04, with most of the additions taking place in manufacturing.

Earnings

Net income under US GAAP was $29.5 million in 2Q04, compared with a net loss of $1.3 million in the year-ago period and net income of $8.6 million in 1Q04. Net income under ROC GAAP in 2Q04 was $24.4 million, versus a net loss of $2.9 million in the year-ago period and net income of $8.9 million in 1Q04. The ROC GAAP to US GAAP reconciliation in 2Q04 primarily included a positive adjustment of $2.6 million related to goodwill amortization, a negative adjustment of $1 million for stock and cash compensation, and a positive adjustment of $3.6 million related to the value of ASE Inc. stock options granted to ASE Test employees. For the six months ended June 30, 2004, the Company’s net income amounted to $38.1 million under US GAAP, and $33.3 million under ROC GAAP.

Diluted EPS in 2Q04 under US GAAP was $0.29, versus a loss of $0.01 a year ago and earnings of $0.08 in 1Q04. Diluted EPS under ROC GAAP amounted to $0.24, compared with a loss of $0.03 in 2Q03 and earnings of $0.09 in 1Q04. EPS for the first half of 2004 was $0.38 under US GAAP and $0.33 under ROC GAAP.

BUSINESS REVIEW

Testing Business

Testing revenues for the quarter, at $89.7 million, increased 55% from 2Q03 and 20% from 1Q04. Compared with 1Q04, the increase in revenues was mainly caused by an increase in testing volume; average selling price (ASP) per unit of time was stable. Testing revenues breakdown by type of testing service is shown in the table below.

Testing Service	2Q04	1Q04
Final Test—Logic	61%	65%
Wafer Sort & Other	30%	27%
Engineering	6%	5%
Final Test—Memory	2%	2%
Hardware	1%	1%
Total Test	100%	100%

Gross margin for the testing operations in 2Q04 was 29.6%, up from 20.4% in the year-ago quarter and 25.3% in the previous quarter, mainly as a result of volume increase and favorable change in product mix toward high-end devices.

The Company spent $45 million on testing equipment in 2Q04. A total of 65 testers were added by purchase, lease and consignment. At the end of the period, the Company had a total of 945 testers, of which 729 testers were owned and leased and the rest were consigned.

IC Packaging Business

IC packaging revenues for the quarter, at $22.5 million, increased 5% from 2Q03 and decreased 9% from 1Q04. IC packaging volume in total pin count decreased by a mid-single-digits percentage and ASP per pin decreased slightly from 1Q04. IC packaging revenue breakdown by package type is as follows:

Package Type	2Q04	1Q04
BGA	23%	25%
PDIP	24%	26%
LQFP/TQFP	21%	20%
QFP	17%	16%
PLCC	10%	9%
SO & Other	5%	4%
Total Assembly	100%	100%

Gross margin for the packaging operations in 2Q04 was negative 3.7%, down from 4.5% in 2Q03 and 5.7% in 1Q04, mainly as a result of lower utilization. The Company spent $7 million on IC packaging equipment in 2Q04, mainly for advanced packaging equipment and upgrades. As of the end of the second quarter, the company operated a total of 629 wirebonders.

Module Assembly Business

Module assembly revenues for the quarter were $67.7 million, representing an increase of 441% from 2Q03 and an increase of 119% from 1Q04. The increase in module assembly revenues was driven by both volume increase and a higher ASP per unit due to increased turnkey services product mix upgrade. Gross margin for the module assembly operations in 2Q04 went up slightly to 12.2% in 2Q04 from 11.9% in the previous quarter. The Company spent $6 million on module assembly equipment in 2Q04.

BALANCE SHEET

At the end of the quarter, the Company had $110 million in cash and short-term investments and $108 million in unused lines of credit. Total debt was $393 million and comprised $130 million in short-term debt and $263 million in long-term debt. The Company’s debt maturity, as of the end of 2Q04, was as follows:

Amount ($ million)
Within the current year	130
During the second year	118
During the third year	62
During the fourth year	62
During the fifth year and thereafter	21

CAPITAL EXPENDITURES

In 2Q04, the Company spent $58 million on fixed assets, including $45 million on testing equipment, $7 million on IC packaging equipment, $6 million on module assembly equipment. For the first half of 2004, the Company’s capital expenditure amounted to $117 million, of which $90 million was for testing operation, $17 million for IC packaging operation and $10 million for module assembly.

In 2004, the Company expects to purchase and/or lease equipment with a value totaling approximately $200 million. This level of spending may be adjusted depending on actual business conditions.

BUSINESS OUTLOOK

The Company presently expects its revenues in the third quarter to decline 3-5% from 2Q04, of which

  Testing revenues are expected to grow by a high single-digit percentage in the third quarter from 2Q04.

  IC packaging revenues are expected to decrease by a mid single-digit percentage in the third quarter from 2Q04.

  Module assembly revenues are expected to decline mid-teens percentage in the third quarter from 2Q04.

Assuming the above changes in revenue composition, the Company expects its gross margin in the third quarter to approach 20%.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three Months Ended Jun. 30, 2004	For the Three Months Ended Mar. 31, 2004	For the Three Months Ended Jun. 30, 2003

ROC GAAP:
Net revenues	179,916	130,280	91,701
Cost of revenues	145,891	106,295	77,106

Gross profit	34,025	23,985	14,595
Operating expense
R&D	6,092	6,269	4,541
SG&A	15,495	12,649	11,539

Subtotal	21,587	18,918	16,080

Operating income/(loss)	12,438	5,067	(1,485)

Non-operating expense (income)
Interest income	(181)	(158)	(218)
Interest expense	1,376	1,501	4,085
Others	(4,115)	(3,478)	(398)
Subtotal	(2,920)	(2,135)	3,469

Income/(loss) before tax	15,358	7,202	(4,954)
Income tax benefit	9,008	1,742	2,005

Net income/(loss) (ROC GAAP)	24,366	8,944	(2,949)

Net income/(loss) (US GAAP)	29,491	8,611	(1,301)

Diluted EPS (ROC GAAP)	0.24	0.09	(0.03)
Diluted EPS (US GAAP)	0.29	0.08	(0.01)

Margin Analysis:
Gross margin	18.9%	18.4%	15.9%
Operating margin	6.9%	3.9%	-1.6%
Net margin (ROC GAAP)	13.5%	6.9%	-3.2%
Net margin (US GAAP)	16.4%	6.6%	-1.4%

Additional Data:
Testing revenues	89,718	74,695	57,745
IC packaging revenues	22,474	24,626	21,440
Module assembly revenues	67,724	30,959	12,516
Shares outstanding	100,059,031	100,049,691	99,067,790
Shares used in diluted EPS calculation	100,158,941	102,699,793	99,067,790

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the Six Months Ended Jun. 30, 2004	For the Six Months Ended Jun. 30, 2003

Cash Flows From Operating Activities
Net income (loss)	$33,310	$(17,439)
Adjustments
Depreciation and amortization	81,550	68,488
Accrued interest on convertible bonds	-	6,413
Investment loss (income) under equity method	(6,276)	1,961
Other	(8,565)	(1,974)
Changes in operating assets and liabilities	(68,532)	(5,121)

Net Cash Provided by Operating Activities	31,487	52,328

Cash Flows From Investing Activities
Acquisition of properties	(91,843)	(62,123)
Proceeds from sale of properties	10,694	3,576
Decrease (Increase) in short-term investments	1,000	(94)
Increase in other assets	(8,051)	(3,434)

Net Cash Used in Investing Activities	(88,200)	(62,075)

Cash Flows From Financing Activities
Proceeds from issuance of shares	5,488	-
Increase (decrease) in short-term borrowings	46,504	(12,467)
Increase in long-term debts	80,114	11,043
Repayments of long-term debts & capital lease
obligations	(41,032)	(30,283)

Net Cash Provided by/(Used) in Financing Activities	91,074	(31,707)

Translation Adjustments	(358)	1,398

Net decrease in Cash and Cash Equivalents	34,003	(40,056)
Cash and Cash Equivalents, Beginning of Period	70,949	118,828
Cash and Cash Equivalents, End of Period	104,952	78,772

Interest paid	3,514	2,335
Income tax paid	-	-
Cash paid for acquisitions of properties
Purchase price	129,587	68,480
Increase in payable	(37,744)	(6,357)

	$91,843	$62,123

     ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Jun. 30, 2004	Mar. 31, 2004

Cash and cash equivalents	104,952	62,269
Short-term investments	5,000	5,000
Accounts receivable	148,937	122,700
Inventories	50,422	33,492
Other current assets	32,208	22,166

Total current assets	341,519	245,627

Long-term investments	110,579	108,869
Net fixed assets	625,042	608,225
Consolidated debits	57,164	59,690
Other assets	39,837	29,972

Total assets	1,174,141	1,052,383

Short-term borrowings	67,329	62,187
Accounts payable	65,710	49,052
Payable for fixed assets	90,525	64,643
Current portion of LT debt	62,930	84,969
Other current liabilities	30,850	30,897

Total current liabilities	317,344	291,748

Long-term debt	262,740	182,236
Other liabilities	8,203	7,719

Total liabilities	588,287	481,703
Shareholders’ equity	585,854	570,680

Total liabilities & shareholders’ equity	1,174,141	1,052,383

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2003 Annual Report on Form 20-F filed on June 30, 2004.